UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE
Mail Stop 7010
      October 19, 2006

via U.S. mail and facsimile

Dr. Tim Sun
President
Geopulse Exploration Inc.
1055 West Hastings Street, Suite 1980
Vancouver, British Columbia, Canada, V6E2E9

      Re:	Geopulse Exploration Inc.
      Registration Statement on Form SB-2
      	Filed September 22, 2006
      	File No. 333-137519

Dear Dr. Sun:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. You will expedite the review process if you address each portion of every numbered comment that appears in this letter. Provide complete responses and, where disclosure has changed, indicate precisely where in the marked version of the amendment you file we will find your responsive changes. Similarly, to minimize the likelihood that we will reissue comments, please make corresponding changes where applicable throughout your document. For example, we might comment on one section or example in one section of the document, but our silence on similar or related disclosure elsewhere in the same document does not relieve you of the need to make similar revisions elsewhere as appropriate.
2. We note that the age of your financial statements exceeds the limitation of 135 days. Please amend your document to include updated financial statements. Refer to Item 310(g) of Regulation S-
B.
3. Review Form SB-2 and ensure that the amended registration statement includes all the required information in the required format. For example, you must include on the cover page of the registration statement the name, address and phone number of the agent for service as well as the address of your principal place of business or your intended principal place of business.

Table of Contents, page not provided
4. Ensure that your filing includes page numbers throughout. Also revise to ensure that the headings you provide in the table of contents accurately reflect the captions. For example, several of the headings differ from the captions that appear in the Risk Factors section.
5. At page 7, you include a caption that indicates that you "have not commenced business operations." At page 8, you state that Dr. Sun spends 20% of his business time "providing his services to us." You indicate at page 20 that Dr. Sun "acts as our sole promoter." You indicate that Dr. Sun "has not received, and has no agreement to receive, anything of value, directly or indirectly, from us." At page 29, under "Consulting Agreements," you state that you have no employment or consulting agreement with Dr. Sun or Ms. Bergstrom and that neither is paid for acting as director. Your executive compensation disclosure suggests that neither has received compensation from you over the past two years.

Address each of the following points with expanded disclosure at the appropriate place in the prospectus:

* Disclose how many hours per week Dr. Sun works on your business;
* Disclose why Dr. Sun essentially has volunteered that amount of time since 2004 in return for no compensation of any kind;
* Disclose how he acts as your "sole promoter";
* Disclose when you anticipate commencing business operations;
* Disclose for whom he works the other 80% of the time, including the name, location and principal business conducted by the entity or entities;
* Disclose his position with each employer since the time he left Ivanhoe in 2005, specifying the month he left Ivanhoe`s employ; and
* Provide parallel disclosure for Ms. Bergstrom, as appropriate.

We may have additional comments after you respond to this comment and provide disclosure that addresses each point noted above. In your response letter, provide the precise location for each revised disclosure in the marked version of your amendment, including the section name and page number.
6. Provide a detailed explanation of the company`s business plan for the next twelve months, indicating precisely when any stages of the business are to commence and when any particular activities you reference are to be performed. Explain how you determined the likely costs and expenses in each case. We may have additional comments.
7. Explain how you will conduct your business with no employees.
8. If you continue to suggest that Dr. Sun and Ms. Bergstrom are employees, rather than volunteers, explain why. We note the disclosure under "Significant Employees" at page 17 in that regard.
From the disclosure noted above in comment 5 and which appears elsewhere in your document, it appears that neither is obligated nor committed to work for the company and that neither receives any compensation for any work done on its behalf. If you agree, revise to disclose that you have no employees and that both individuals volunteer their time to you.

Risk Factors, page 6
9. Ensure that you clearly identify, under appropriately descriptive captions, all material risks, including those related to the potential conflicts among you and entities associated with your officers and directors. Disclose that you have no procedures in place to resolve conflicts of interest, as you state at page 17. Also expand the risk factor captioned "Because our President and Secretary Have Other Business Interests" to state that neither is compensated for any work done for you.

Selling Shareholders, page 9
10. Identify as underwriters all selling shareholders who are registered broker-dealers, unless you can confirm that they received their shares as compensation for investment banking services. Identify as underwriters all selling shareholders who are affiliates of registered broker-dealers unless you can confirm that they received their shares in the ordinary course of business and at the time of purchase had no agreements or understandings, directly or indirectly, with any party to distribute the securities.

Directors, page 16
11. You note in the biographies of Dr. Sun and Ms. Bergstrom that they devote only a portion of their time to the business of the company. Revise the sketches to address comment 5 above. Also, if they work for companies that are in the same business as Geopulse, please describe any conflicts. We may have further comments.

Description of Business

Description, Location and Access, page 20
12. We note the map that you have filed as Exhibit 99.1.   Please
include the map within the amended prospectus.

Geological Assessment Report, page 22
13. Please file as an exhibit the consent of Mr. Dawson to be named in the prospectus.

Certain Relationships and Related Transactions, page 26
14. We note your statement that none of the parties listed has any material interest in any transaction that will or would materially affect you. We note however, the disclosure in Note 4 in regard to
$944 owed to a "corporate manager." Please revise to identify the "corporate manager" and to describe the material terms of the loan.

Note 2 Mineral Interests, page 7
15. We note your accounting policy stating, "Mineral property acquisition, exploration and development costs are expensed as incurred until such time as economic reserves are quantified." Clarify why you believe your acquisition of the CATHI 1 claim does not meet the definition of an asset given acquisition of mineral interests qualify as tangible assets. Refer to paragraph 9 of EITF 04-2.
Exhibits

Exhibit  5.1
16. Please obtain and file a revised opinion of counsel that clarifies who is offering the shares the sales of which are being registered. Currently, it suggests that the offering is a primary offering by Geopulse. Also, ensure that the revised opinion does not include a limitation on who may rely upon it, as now appears in the penultimate paragraph.

Exhibit 23.1
17. Please update the consent from your independent registered public accountants. In addition, we note that the consent that was filed with this registration statement filed on September 22, 2006 refers to a registration statement filed on September 5, 2006. Please clarify which registration statement this consent relates to.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.
	We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

        You may contact Jonathan Duersch at (202) 551-3719, or, in his absence, Jill Davis, Accounting Branch Chief, at (202) 551-3683
with any questions on the accounting comments.  You may contact
Donna
Levy at (202) 551-3292 or, in her absence, Timothy Levenberg, Special
Counsel, at (202) 551-3707 with any other questions.

      Sincerely,


								H. Roger Schwall
								Assistant Director


cc:	J. Duersch
      D. Levy
      T. Levenberg



Dr. Tim Sun
Geopulse Exploration Inc.
October 19, 2006
Page 6